MYLAN INC.
1500 CORPORATE DRIVE
CANONSBURG, PA 15317
724 514-1800
VIA EDGAR AND FEDERAL EXPRESS
July 16, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director, Mail Stop 4720

Re:	Mylan Inc. Form 10-K Filed February 26, 2010 Definitive Proxy Statement Filed April 5, 2010 Supplemental Response Filed June 7, 2010 File No. 001-9114
Dear Mr. Riedler:
     We are in receipt of your letter to Mylan Inc. (the “Company”, “Mylan” or “us”) of July 1, 2010 (the “Commission Letter”) containing your comments regarding the above-referenced filings and response. The Company’s responses to the Commission Letter are set forth below. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Commission Letter.
Schedule 14A
Our Executive Compensation Program, page 22
Comment 1: We note that your response to our prior comment 7 states that, “the performance-based annual cash awards are ... subject to the achievement of the formulaic performance goals” but that you do not discuss these goals. Please expand your proposed disclosure to enumerate the individual performance criteria considered by the Committee for each named executive officer in determining to award performance-based annual cash awards.
Response:
Please note that the formulaic performance goals for the short-term incentive compensation paid to the named executive officers are discussed on pages 22 and 23 of the proxy. Namely, the goals were 2009 adjusted diluted earnings per share of $1.02 (“EPS”), global regulatory submissions of 140, and synergies of $160 million. As stated therein, the formula approved by the Compensation Committee provides that EPS is weighted at 50% and the other two goals are each weighted at 25%, to calculate the potential pay-outs. As the proxy notes, actual results exceeded the formulaic goals, in this case yielding pay-outs under the formula at the maximum of 200% of target. As noted in our previous response, these short-term awards are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Internal Revenue Code, meaning that the Committee may not exercise discretion to increase the performance-based annual cash awards without disqualifying them as “qualified performance-based compensation”; only downward discretion may be exercised. As noted on page 23 of the proxy and our prior response, the Committee elected not to exercise any downward discretion because of the subjective factors it considered, including an executive’s individual performance, duties and responsibilities; an executive’s leadership as demonstrated by contributions to the strategic development, governance and vision of the Company; the executives’ titles; the Company’s overall progress in reaching organizational development and growth; and the executive’s commitment to the Company’s overall business philosophy.
Comment 2: We note your response to comment 8. Given that the grants vest ratably over a three year period, it appears that there are annual targets for adjusted diluted earnings per share, regulatory submissions and synergies. Please confirm that you will disclose each target, whether or not it is achieved and the number of grants that vest each year.
Response:
Our apologies for not being more clear but the grants discussed on page 23 of the proxy, and noted in comment and response 8 of the previous letter, all cliff-vest after three years, rather than vesting ratably. We hereby confirm that we will disclose the targets for the vesting of these RSUs and the number of shares that consequently vest upon each three-year anniversary of the applicable grant date.
Supplemental Disclosure
In addition, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information or clarification after reviewing our letter, please feel free to contact me at (724) 514-1800 (phone), (724) 514-1880 (fax) or john.sheehan@mylan.com
Thank you.

Very truly yours,
/s/ John D. Sheehan
Executive Vice President and
Chief Financial Officer

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